Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Parallel Flight Technologies, Inc.
450 McQuaide Drive
La Selva Beach , CA 95076
https://parallelflight.com/

Up to $3,700,810.00 in Class B Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Parallel Flight Technologies, Inc.
Address: 450 McQuaide Drive, La Selva Beach , CA 95076
State of Incorporation: DE
Date Incorporated: September 10, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Class B Common Stock
Offering Maximum: $3,700,810.00 | 370,081 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $490.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses

Loyalty Bonus | 125% Bonus Shares

As you have previously invested in Parallel Flight Technologies 2022 Reg CF Campaign, you are eligible for additional bonus shares.

Time-Based Perks

Extreme Early Bird

Invest within the first 72 hours and 30% Bonus Shares.

Super Early Bird Bonus

Invest within the first 7 days and receive 25% Bonus Shares.

Very Early Bird Bonus

Invest within the first 30 days and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first 45 days and receive 15% Bonus Shares.

Amount-Based Perks

Gold Tier | $2,000+

Invest $2,000+ and receive 15% Bonus Shares.

Titanium Tier | $5,000+

Invest $5,000 and receive 20% Bonus Shares.

Pure Consciousness Tier | $10,000+

Invest $10,000 and receive 25% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Parallel Flight Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10.00 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Parallel Flight is pioneering intelligent hover and vertical lift with sustainable, autonomous UAV solutions to save lives, property, and the environment. Our transformative Parallel Hybrid propulsion technology allows UAV platforms to carry heavy payloads for long durations and can be applied across multiple logistics verticals, including real-time and complex healthcare logistics, tactical support for wildland firefighters and first responders, industrial logistics and other mission-critical applications, globally.

In addition to our Parallel Hybrid Drive technology, we are building a proprietary technology stack, which incorporates AI, machine learning, and software-enabled capabilities to solve key customer challenges. Our analysis shows that solutions built on our technology stack will drastically outperform helicopter-based solutions with the potential to lower operational costs by 50-75% and reduce the carbon footprint of> 90% for many applications.

Our flagship aircraft, Firefly, is a UAS heavy-lift workhorse, designed to autonomously carry out critical missions for customers across several global industries. Unlike existing all-electric multirotor systems, Firefly is designed to carry and hover with 100 lbs of payload + fuel for 1.6+ hours. Firefly boasts true gas+electric redundancy and a ballistic parachute with the aim of making it the safest unmanned, vertical-lift platform on the market.

PFT is actively expanding its IP portfolio and has one issued patent on its core technology and three pending patents.

Competitors and Industry

Industries Served

Industries Served: Parallel Flight's technology addresses large markets across multiple verticals, totaling >150B+. These market segments include Wildfire + Land Management (TAM $23B), Powerline, Utility + Infrastructure (TAM $34B), Medical + Disaster Logistics (TAM $6B), Wind Turbines (TAM $36B), Precision Agriculture (TAM $5B), Remote Logistics (TAM $5B), Offshore (TAM $23B), Defense (TAM $26B).

Our technology has the potential to transform all of these markets by enabling heavy lift and long-range Beyond Visual Line of Sight (BVLOS), providing advanced solutions for infrastructure, renewable energy, construction, precision agriculture, environmental protection, and remote logistics. In addition, complex healthcare logistics will be able to apply our technology for more efficient and cost-effective delivery of critical medication, vaccines, biospecimens, and medical equipment such as defibrillators.

Competition

Competition: Parallel has several major competitors in the UAV market, including Schiebel (Helicopter-style UAS), Yamaha, and Griff. In addition, there are alternative platforms on the market (all-electric-multirotor, serial-hybrid-multirotor, fixed-wing-VTOLs), that don't meet mission requirements and can't hover more than 10-15 minutes with max payload. Parallel Flight's tech expands that hover capability to over 2-hours, which opens up possibilities for the use of heavy-lift UAS platforms in tactical industrial and many other use cases.

Compared to Helicopter-style UASs, which have extremely high costs of ownership, low utilization due to maintenance, and large footprints, Parallel Hybrid technology has low-lifetime costs, high utilization, and efficiency.

Current Stage and Roadmap

Funding

Since our first Reg CF round in 2019-2020, we have progressed from a prototype-level technology to a production-representative technology level. Our funding history includes the following equity sales and federal grants:

Family and Friends Round, 2018-2019

Initial funding to begin doing fundamental research with parallel hybrid propulsion technology.

Reg CF 1, 2019/ NASA SBIR, 2019 / Small Reg D Round

Funding to build the first working prototype and NASA support to develop a proprietary safety system.

Reg A+, 2021 / NSF, and USDA Phase 1 SBIRs

Support the building of production-representative aircraft. NSF funds were used for the development of initial simulation technology and USDA funding to investigate large-scale prescribed burn tech.

Reg CF 2, 2022 / USDA Phase 2

Support extensive aircraft and propulsion technology testing and customer demos. Begin planning aircraft certification. USDA funding to support the demonstration of large-scale prescribed fire.

RegCF 3, 2023 (This Round) / USDA Phase 2

Funding to support continued testing of aircraft samples, and gearbox samples, and funding to extend the runway for continued BD work and work to attract institutional funding.

Roadmap

In 2022 Parallel Flight performed extensive testing on our hybrid propulsion technology to ensure reliability. In addition, we released product sample 1 of our flagship aircraft, Firefly, and continued flight controller testing and mission development. We forged key commercial partnerships with Grayback Forestry and Aerospread, and also laid the groundwork for opening our offices in Europe and Canada.

In 2023 we plan on continuing testing of our Product Sample 1 Aircraft, building samples of our Product Sample 2, and kicking off Firefly Production if funding goals are met.

The Team

Officers and Directors

Name: Joshua Resnick

Joshua Resnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Technology Officer, President and Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Highest executive authority and decision maker for the company, and president of the board. Salary is $128,000 plus health coverage benefits. No equity compensation.

Other business experience in the past three years:

- **Employer:** Tesla Motors, Inc.
  Title: Lead EE on the Tesla Semi Truck Program
  Dates of Service: June, 2015 - January, 2019
  Responsibilities: Led the system architecture and low-voltage engineering efforts for the Semi Truck program, as well as working on many truck mechanical systems.

Name: David Adams

David Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: September, 2018 - Present
  Responsibilities: Overseeing hardware development and directing company operations. Compensation for this role is $132,000 per year plus health benefits.

- **Position:** Treasurer
  Dates of Service: September, 2018 - Present
  Responsibilities: Managing company finances.

Other business experience in the past three years:

- **Employer:** Verb Surgical
  Title: Sr. Systems Integration Engineer
  Dates of Service: November, 2017 - August, 2019
  Responsibilities: Integrating surgical robotics systems.

Name: Robert Hulter

Robert Hulter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Software and Controls
  Dates of Service: September, 2018 - Present
  Responsibilities: Responsible for development of software for unmanned systems. Compensation for this role is $132,000 plus health benefits.

- **Position:** Secretary
  Dates of Service: September, 2018 - Present
  Responsibilities: Taking board meeting minutes.

Other business experience in the past three years:

- **Employer:** OLT Solar
  Title: Sr. Electrical Engineer
  Dates of Service: January, 2010 - January, 2020
  Responsibilities: Designing solar cell robotics cells.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies,

especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $3,700,827.89 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. lf the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more

advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Parallel Flight Technologies Inc. was formed on 9/10/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Parallel Flight Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our drone product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns a patent, a number of Internet domain names and trade secrets and other intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in engineering, sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we

may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. It is also possible that the Company could fail to retain key personnel or officers which could affect our operations or ability to execute our business plan. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), EASA (EUROPEAN AVIATION SAFETY AGENCY), CASA (Civil Aviation Safety Authority), TC (Transport Canada) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Hiring New Executives and Equity Incentive Plan
Our future success depends on the efforts of key personnel and our senior leadership team. As we grow, we anticipate the need to hire additional members of the senior leadership team. To attract top talent, we will need to offer key hires shares or share options or other forms of equity compensation which may be granted at a price per share that is more advantageous than the price per share for the Class B Shares issued in this offering. In addition to hiring new talent, we need to ensure that we retain our current talent as the company grows. To enable that talent retention, we will need to increase our current equity incentive plan.Both of these actions will have a dilutive effect on the overall shares held by the investors in this offering.

Future Contracting Arrangements
As we grow, we anticipate entering into a range of contractual arrangements which may necessitate a variety of forms of compensation. Such compensation will be directly linked to the potential economic success of the contractual relationship and may include a variety of compensation models including cash and/or equity.

Other Concurrent Funding Rounds
In order to meet what we reasonably believe is necessary for the ongoing growth and

financial viability of the company, we anticipate the need to raise in the region of an additional $5m - $15m concurrent with but separate to this Reg CF funding round. The company will engage with private and institutional investors in an effort to raise these funds. The terms of such funding are yet to be negotiated, however, the price per share offered in any separate funding round(s) may be more advantageous than the price per share for [Class B Shares] issued in this offering. Such funding rounds will have a dilutive effect on the overall shares held by the investors in this offering.

Going Concern Risk Factor
There is substantial doubt about the Company's ability to continue as a going concern. During 2023 the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation CF efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research, development, and testing stage and have only manufactured prototypes for our UAS products. Delays or cost overruns in the development of our UAS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, regulatory hurdles, and supply chain disruptions. Any of these events could materially and adversely affect our operating performance and results of operations.

Contracts under development and MOUs may not result in actual revenues
We are currently developing contracts with the USDA as well as other potential customers. These contracts may fail to materialize or we may fail to perform on certain terms of the contracts resulting in no revenue being realized. Also, our recently signed MOU with USAF provides no guarantee of a contract or revenue.

The Company is currently seeking specific contracts with certain customers that are not yet finalized.
The company has 48+ signed letters of intent from various potential customers who are interested in Parallel Flights technologies. Letters of Intent are not binding contracts. Our LOIs take into account multiple potential revenue streams of aircraft sales, aircraft leases, and aircraft maintenance which add to potential recurring revenue. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Currently, we are also specifically targeting contracts with USDA however these negotiations and Letters of Intent may never result in actual revenues.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Resnick	2,000,000	Class A Common Stock	24.2%

The Company's Securities

The Company has authorized Simple Agreement for Future Equity (SAFE), Class A Common Stock, Class B Common Stock, and SAFE Post-Money Valuation Cap with Discount . As part of the Regulation Crowdfunding raise, the Company will be offering up to 370,081 of Class B Common Stock.

Simple Agreement for Future Equity (SAFE)

The security will convert into Safe preferred stock (equity financing event), common stock (liquidity event) and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $10,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

Note: Parallel Flight received $250,000 in SAFE's and subsequently, all but $10,000 opted to convert to shares. The face value of the note is 10,000 but with a discount rate of 85% it is recorded in the financials as $11,764. 10,000/.85= $11,764.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 6,716,543 outstanding.

Voting Rights

One vote per share of Class A Common Stock.

Material Rights

Stock Options

The Company has an Option pool in place for the grant of 700,000 options for Class A Common Stock, which were included in the total issued Class A Common Stock. To this date, the Company has granted 296,174 options.

Additional Class A Rights

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions. The Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock if such disparate dividend or distribution is approved in advance by the affirmative vote

Upon the dissolution, liquidation or winding up of the corporation, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 1,519,341 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters except that holders of Class B Common Stock are not entitled to a vote.☒

Class B Common Stock may not be converted at the option of the holder.

All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, as approved by the Company's Board of Directors.

SAFE Post-Money Valuation Cap with Discount

The security will convert into Safe preferred shares and the terms of the SAFE Post-Money Valuation Cap with Discount are outlined below:

Amount outstanding: $112,000.00

Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $36,000,000.00
Conversion Trigger: Equity Financing

Material Rights

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

What it means to be a minority holder

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a

reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,754.39
  Number of Securities Sold: 814,855
  Use of proceeds: Prototype development and growing the staff
  Date: January 14, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $321,652.00
  Number of Securities Sold: 125,251
  Use of proceeds: Continued development and flight testing
  Date: July 24, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $6,103,433.15
  Number of Securities Sold: 1,333,873
  Use of proceeds: Continued product development and testing, as well as business development.
  Date: July 01, 2021
  Offering exemption relied upon: Regulation A+

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,227,968.65

Number of Securities Sold: 59,131
Use of proceeds: The raise supported extensive aircraft and propulsion technology testing and continued R&D.
Date: June 28, 2022
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020, and from inception on September 10th, 2018, as well as comparison to Year Ended December 31, 2021.

Revenue

Grant revenue from inception on 9/10/2018 through 2019 was $71,909. For 2020 Grant revenue was $256,105 and for 2021 our grant revenue was $233,349. Other than grants, there was no other revenue as PFT was still focused solely on the R&D of its Parallel Hybrid propulsion technology and UAS platform. The case for the increase was receiving a Phase 1 SBIR from NSF in 2020.

Cost of Revenue

All revenue to date has been generated via grants. From inception on 9/10/2018 through 2019 PFT employed a professional grant writer at a cost of $4,130. For 2020, the cost of these services was $7,000. In 2021 we hired Shannon Knudsen to write and manage all our grant activities and he was paid $17,100. These are the only costs associated with our Grant Revenue.

Gross Margins

N/A as PFT is still pre-commercial.

Expenses

Throughout the 2021 we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing, and research and development. For the 2021, our operating expenses were $3,198,750, including, $886,210 for general and administrative, $22,932 for sales and marketing, and $2,29,608 for research and development. For 2020, our operating expenses were $1,488,706, including, $656,711 for general and administrative, $41,749 for sales and marketing, and $750,246 for research and development. Our operating expenses were comparatively higher during 2021, primarily because we increased our staff and our research and development expenses.

Semi-Annual period ended June 30, 2022, compared to semi-annual year ended June 20, 2021

Revenue

For the 2022 Interim Period, our revenue was $189,503 and primarily a result of a combined grant income from the United States Department of Agriculture and the National Science Foundation. For the 2021 Interim Period, our revenue was $106,349 and primarily a result of a combined grant from the United States Department of Agriculture and the National Science Foundation.

Operating Expenses

Throughout the 2022 Interim Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development. For the 2022 Interim Period, our operating expenses were $1,586,164, including, $665,205 for general and administrative, $149,394 for sales and marketing, and $771,295 for research and development. For the 2021 Interim Period, our operating expenses were $1,406,843, including, $1,086,996 for general and administrative, $2,500 for sales and marketing, and $317,347 for research and development. Our total operating expenses were comparatively higher during the 2021 Interim Period, primarily because we increased our staff and our research and development expenses to achieve the following:

->Patent & IP related advances - PFT was awarded a patent, and given a favorable review for an international PCT filing.

->Ongoing testing and product launch - Completed 420 hours of PHEM power module testing and unveiled our production-intent Parallel Hybrid Electric Multirotor (PHEM) Power Module

->Released our Firefly Product Sample 1 and began HIL (Hardware-in-the-Loop) and mission testing

->Our ongoing test program is flying our drones fully autonomously with up to 100lbs of payload.

->Continue BD efforts in multiple verticals - Continued our active USDA Phase 2 and successfully integrated Drone Amplified's IGNIS 4K Max to deliver an autonomous aerial controlled burn solution with 10x the acreage burn capabilities

Operating Loss

Our operating loss for the 2022 Interim Period, was $1,396,391, compared to $1,300,494 for the 2021 Interim Period. The increase in losses primarily resulted from the increase in our staff and research and development efforts.

Net Loss

Our net loss for the 2022 Interim Period, was $1,396,391, compared to a net loss of $1,300,494, for the 2021 Interim Period.

Historical results and cash flows:

Over the past 2 years R&D areas were the most cash-flow intensive. The cash for these activities was generated by selling equity and from federal SBIR grants. When Parallel Flight transitions from product development to manufacturing and product deployment, investors should expect to see revenue from sales. Due to the need to continue and expand testing, pay for aircraft certification costs, set up manufacturing, and scale operations globally, more cash will need to be raised by selling equity in the near term thus we expect historical results to be representative of what investors should expect for the near future until we are revenue generating.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/20/2022, the Company has capital resources available of 1,016,600 in the form of cash on hand. Our current burn rate is approximately $ 185,000 per month.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign are needed for ongoing operations and scaling. Due to high demand, Parallel Flight Technologies is raising capital to accelerate the development and testing of its UAS product and hybrid technology. Our strategy focuses on rapidly achieving high product reliability through intensive testing and continuing to advance our manufacturing processes. We plan on using the funds from this campaign to support our flight testing and hybrid power module testing. We plan on raising additional funds in the future to support building out manufacturing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the campaign raises the full amount the capital will add to our current cash on hand, which is $1,016,600 after current pending bills. We also anticipate the possibility of receiving additional federal grant money, as well as raising up to $20,000,000 in additional capital from institutional investors over the next 12 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum amount we would be able to operate for 6-8 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding goal, we will be able to operate for approximately 14 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are planning to raise institutional capital concurrently with this campaign from private investors as well as after the campaign. No terms for such a raise have been decided yet.

Indebtedness

- **Creditor:** SAFE HOLDERS
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate of 15%. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The face value of the note is 10,000 but with discount rate of 85% it is recorded in the financials as 11764. 10,000/.85 = 11,764.

- **Creditor:** Sand Hill Angles SAFE
  Amount Owed: $112,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate of 20%. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Related Party Transactions

- **Name of Entity:** David Adams
  Relationship to Company: Director
  Nature / amount of interest in the transaction: David and one of his relatives

purchased a SAFE and then opted to covert the SAFE to shares.
Material Terms: During the period from inception to December 31, 2020, one of the Company's founders, and his relatives, purchased SAFEs in the total amount of $88,000, all of which were extinguished during 2020.

Valuation

Pre-Money Valuation: $82,358,840.00

Valuation Details:

The Company determined its pre-money valuation for this offering based on an analysis of multiple factors in the industry and the economy currently. Our last raise was valued at $175,318,370 which was the lower end of comparable companies at the time of the raise. See our previous filing (https://www.sec.gov/Archives/edgar/data/1788756/000166516022001135/offeringmemoformc.pdf) for a detailed determination of this valuation. Since that time, the macroeconomic environment has drastically deteriorated and early-stage valuations are taking a roughly 50% cut in valuation. In order to align with current prices, and remain attractive to institutional investors, we are valuing ourselves at $82,358,840.00 for this round.

Despite the macroeconomic headwinds and ongoing supply chain slowdowns, Parallel Flight has made significant progress since the close of the previous raise in June of 2022. This progress is the basis for our current valuation. These include key advances in our core Hybrid Power Module technology, ongoing testing of our Product Sample 1 aircraft, the design of our Product Sample 2 aircraft, as well as many business milestones. The following is a list of company progress since the close of the last round:

->Awarded a patent and unveiled our production-intent Parallel Hybrid Electric Multirotor (PHEM) Power Module

->Completed 420 hours of PHEM power module testing

->Released our Firefly Product Sample 1 and began HIL (Hardware-in-the-Loop) and mission testing

->Continued our active USDA Phase 2 and successfully integrated Drone Amplified's IGNIS 4K Max to deliver an autonomous aerial controlled burn solution with 10x the acreage burn capabilities

->Added to our list of expert advisors from various industries, and have an incoming rotary wing executive

->Our ongoing test program is flying our drones fully autonomously with up to 100lbs of payload.

->Developed and released preliminary platform specs of our scaled-up platform, Superfly, with a target payload of aiming to carry 500lbs

-> Signed an MOU with US Air Force for an emergency blood delivery by UAV pilot program, highlighting PFT's key differentiators

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $122,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  41.0%
  Funds will be used to fund company operations. This includes expenses such as software, payroll for our business manager, and vehicles.

- *StartEngine Service Fees*
  53.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $3,700,810.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  If we raise our maximum amount, the funds will be used to fund ongoing operations, aircraft flight testing, Hybrid Power Module testing, and business development efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://parallelflight.com/ (https://www.parallelflight.com/investor-information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/parallel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Parallel Flight Technologies, Inc.

[See attached]

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

PARALLEL FLIGHT TECHNOLOGIES, IN1

Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Flight Technologies, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Parallel Flight Technologies, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Parallel Flight Technologies, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Parallel Flight Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Parallel Flight Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
Newport Beach, California
April 22, 2022

PARALLEL FLIGHT TECHNOLOGIES, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020
Assets		
Current Assets:		
Cash	$ 2,262,190	$ 817,928
Prepaid expenses	33,563	6,789
Total current assets	2,295,753	824,717
Property and equipment, net	124,965	48,589
Total assets	$ 2,420,718	$ 873,306
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 66,684	$ 34,506
Accrued liabilities	138,600	77,363
Deferred revenue	-	86,349
Total current liabilities	205,284	198,218
Long-Term Liabilities		
Simple agreements for future equity (SAFEs) - Note 7	11,764	11,764
Total liabilities	$ 217,048	$ 209,982
Stockholders' Equity		
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,008,424 and 6,008,424 issued and outstanding at December 31, 2021 and 2020, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,453,795 and 313,569 issued and outstanding at December 31, 2021 and 2020, respectively	14	3
Stock subscription receivable	(55,173)	(49,921)
Additional paid-in capital	6,724,946	2,253,958
Accumulated deficit	(4,466,177)	(1,540,776)
Total stockholders' equity	2,203,670	663,324
Total liabilities and stockholders' equity	$ 2,420,718	$ 873,306

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Grant revenue	$ 233,349	$ 256,105
Operating expenses:		
General and administrative	886,210	656,711
Sales and marketing	22,932	41,749
Research and development	2,298,608	750,246
Total operating expenses	3,198,750	1,488,706
Operating loss	(2,965,401)	(1,192,601)
Other (income) expenses:		
Other income	-	(8,500)
Loss on extinguishment of SAFEs	-	44,352
Loss on remeasurement of SAFEs	-	1,764
Total other (income) expense	-	37,616
Net loss	$ (2,965,401)	$ (1,230,217)
Weighted average loss per share of Class A and B common stock - basic and diluted	$ (0.42)	$ (0.21)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	7,044,701	5,999,992

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Class A - Common Stock		Class B - Common Stock		Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	3,722,040	$ 37	2,000,000	$ 20	$ (57,408)	$ 798,953	$ (270,559)	$ 471,043
Conversion of Founders' stock	2,000,000	20	(2,000,000)	(20)	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	57,408	-	-	57,408
Conversion of SAFEs to common stock	201,688	2	-	-	-	284,350	-	284,352
Issuance of common stock for cash - Reg CF	84,696	1	-	-	-	110,416	-	110,417
Issuance of common stock for cash - Reg A	-	-	184,625	2	(49,921)	862,197	-	812,278
Issuance of common stock for cash - Reg D	-	-	125,251	1	-	321,651	-	321,652
Issuance of common stock for offering costs	-	-	3,693	-	-	-	-	-
Offering costs	-	-	-	-	-	(223,139)	-	(223,139)
Stock-based compensation	-	-	-	-	-	99,530	-	99,530
Net loss	-	-	-	-	-	-	(1,270,217)	(1,270,217)
Balance at December 31, 2020	6,008,424	$ 60	313,569	$ 3	$ (49,921)	$ 2,253,958	$ (1,540,776)	$ 663,324
Receipt of stock subscription receivable	-	-	-	-	49,921	-	-	49,921
Issuance of common stock for cash - Reg A	-	-	1,117,869	11	(55,173)	5,221,448	-	5,166,286
Issuance of common stock for offering costs	-	-	-	-	-	-	-	-
Offering costs	-	-	22,357	-	-	(838,824)	-	(838,824)
Stock-based compensation	-	-	-	-	-	88,364	-	88,364
Net loss	-	-	-	-	-	-	(2,965,401)	(2,965,401)
Balance at December 31, 2020	6,008,424	$ 60	1,453,795	$ 3	$ (55,713)	$ 6,724,946	$ (4,466,177)	$ 2,203,670

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,965,401)	$(1,230,217)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	22,057	2,431
Loss on extinguishment of SAFEs	-	44,352
Loss on revaluation of SAFEs	-	1,764
Forgiveness of payment protection program loan	-	(33,411)
Stock based compensation	88,364	99,530
Changes in operating assets and liabilities:		
Prepaid expenses	(26,774)	(6,789)
Accounts payable	32,178	17,202
Accrued liabilities	101,237	20,503
Deferred revenue	(86,349)	65,349
Net cash used in operating activities	(2,834,688)	(1,019,286)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(98,433)	(45,994)
Net cash used in investing activities	(98,223)	(45,994)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of SAFE agreements	-	2,000
Proceeds from payment protection program loan	-	33,411
Common stock issued for cash, net of offering costs	4,377,383	1,078,616
Net cash provided by financing activities	4,422,640	1,114,027
Increase in cash and cash equivalents	1,444,262	48,747
Cash and cash equivalents, beginning of year	817,928	769,181
Cash and cash equivalents, end of year	$ 2,262,190	$ 817,928
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activities:		
Fair value of SAFEs converted to Class A - Common Stock	$ -	$ 284,352
SAFE issued for reimbursement of expenses	$ -	$ 2,000

See accompanying notes to the financial statements.

.

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 (“Inception”) in the State of Delaware. The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs.

Management estimated the fair value of the remaining SAFE based on guidance prescribed by ASC 825-10. Management's estimate of fair value is based on the sale of the Company's capital stock in its Regulation CF campaign. As of December 31, 2020, all but $11,764 of the SAFEs converted to equity (See Note 7).

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years. At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity ("SAFEs")
The Company had accounts for its SAFEs as derivative liabilities under the FASB's ASC section 815-40 and ASC section 815-10. No changes in the fair value of the SAFEs occurred during 2021. See Notes 5 and 7.

Revenue Recognition
In accordance with Financial Accounting Standard Board ("FASB") Accounting Standards Codification (ASC") Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the service as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants are recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $233,349 and $256,105 for the years ended December 31, 2021 and 2020, respectively. In relation to grant revenue, as of December 31, 2021 and 2020, the Company deferred $0 and $86,349 related to receipt of funds in advance of completing performance obligations under the agreement, respectively. While grant revenue comes from limited sources, Management does not believe the loss of such revenues would have a material effect on the Company's operations.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $2,289,608 and $750,246 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2021 and 2020 was approximately $1,321,000 and $474,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2021 and 2020, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2021 and 2020, the Company recorded an increase to valuation allowance for approximately $929,000 and $392,000, respectively.

At December 31, 2021 and 2029, the Company had federal and state net operating loss carry forwards of approximately $4,426,000 and $1,700,000, respectively. The CARES Act amended rules related to the Company's federal net operating losses allowing for the NOLs to be carried forward indefinitely. The California net operating losses expire on various dates through 2041.

At December 31, 2021 and 2020, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has is not currently under examination by any tax authority.

Stock Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share
We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company's Equity Incentive Plan (Note 10) and its convertible SAFEs (Note 7).

For the years ended December 31, 2021 and 2020, the loss per share was $0.42 and $0.21, respectively, based on weighted average shares outstanding of Class A common stock of 6,008,424 and 5,106,054 and Class B common stock of 1,036,277 and 893,938, respectively.

Concentration of Credit Risk
The Company's financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents. The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $2,834,688 and $1,019,286 for the years ended December 31, 2021 and 2020, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation A and Regulation CF efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	December 31, 2021	December 31, 2020
Automotive equipment	$ 57,554	$ 4,038
Machinery and equipment	92,584	47,667
Total property and equipment	150,138	51,705
Accumulated depreciation	(25,173)	(3,116)
	$ 124,965	$ 48,589

Depreciation expense for the years ended December 31, 2021 and 2020 was $22,057 and $2,431, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company's SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs.

The following table presents changes during the years ended December 31, 2021 and 2020 in Level 3 liabilities measured at fair value on a recurring basis, and the realized losses related to the level 3 liabilities in the Statements of Operations for the years ended December 31, 2021 and 2020:

SAFE Agreements

	December 31, 2021	December 31, 2020
Balance at beginning of period	$ 11,764	$ 248,000
Recognized remeasurement loss	-	1,764
Recognized extinguishment loss	-	44,352
Issuances	-	2,000
Extinguishments	-	(284,352)
Balance at end of period	$ 11,764	$ 11,764

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from inception to December 31, 2020, one of the Company's founders, and his relatives, purchased SAFEs in the total amount of $88,000, all of which were extinguished during 2020 (See Note 7). There was no additional activity in 2021.

NOTE 7 -DEBT AND LIABILITIES

Simple Agreements for Future Equity (SAFEs)
During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement. As of December 31, 2020, the Company had raised a total of $248,000 from the issuance of convertible SAFEs to fund operations.   There was no activity in 2021.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price. During 2020, the Company settled all but $11,764 of the SAFE agreements as a result of its Regulation CF campaign, which was not a qualified priced preferred stock financing round as required under the agreements. Therefore, management accounted for the settlement of such agreements as a debt extinguishment through the issuance of 201,688 Class A Common Stock, valuing the SAFEs immediately prior to extinguishment. This resulted in a loss on extinguishment of $44,352, representing the difference in the fair value and carrying value of the SAFEs as of the extinguishment date.

As of December 31, 2021 and 2020, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2.

Loan
In April 2020, the Company entered into a loan with an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, an initial term of two years, and unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period beginning after the Notes inception, calculated in accordance with the terms of the CARES Act. During 2020, the Company's Note was forgiven in full. The forgiveness of such was netted against the related labor costs the forgiveness related to.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights. At the discretion of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (see Note 10).

On May 30, 2020, the Company filed a restated certificate of incorporation which effectively made Class B Common Stock non-voting shares. Simultaneously with this filing, one of the Founders converted his 2,000,000 shares of Class B Common Stock to Class A Common Stock.

During the years ended December 31, 2021 and 2020, the Company sold 0 and 84,696 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of $0 and $110,417, respectively.

During the years ended December 31, 2021 and 2020, the Company sold 1,117,869 and 184,625 Class B common stock shares through a Regulation A offering for gross proceeds of $5,221,459 and $862,199, respectively. Of these funds, $55,173 and $49,921 represents a subscription receivable as of December 31, 2021 and 2020, respectively.

During the year ended December 31, 2020, the Company sold 125,251 Class B common stock shares through a Regulation D offering for gross proceeds of $321,651.

During the years ended December 31, 2021 and 2020, the Company incurred offering fees of $838,824 and $223,139, respectively, in connection with the various offerings described above. In addition, during the years ended December 31, 2021 and 2020, the Company issued 22,357 and 3,693 shares, respectively, to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

NOTE 10 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the "2020 Plan") during 2020. The 2020 Plan enables the Board of Directors to utilize various forms of equity awards as defined by the 2020 Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the 2020 Plan.

During the years ended December 31, 2021 and 2020, the Company granted 114,817 and 277,437 stock options under the 2020 Plan. Stock option activity under the 2020 Plan as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)
Outstanding at December 31, 2019	-	$ -	
Granted	277,437	$ 1.40	10.0
Canceled	-	-	
Exercised	-	-	
Outstanding at December 31, 2020	277,437	$ 1.40	9.5
Granted	114,817	4.67	9.1
Canceled	-	-	
Exercised	-	-	
Outstanding at December 31, 2021	392,254	$ 2.36	8.7
Exercisable at December 31, 2021	221,808	$ 2.17	8.6
Vested or expected to vest at December 31, 2021	392,254	$ 2.36	8.7

The intrinsic value of vested options at December 31, 2021 is $624,056. The weighted average grant date fair value per stock option granted during 2021 was $1.82. The weighted average grant date fair value per stock option granted during 2020 was $0.53. The unrecognized compensation expense associated with outstanding stock options at December 31, 2021 is $171,757, and is expected to be recognized over a weighted average period of 2.7 years.

Stock-based compensation expense recognized under ASC 718 for the year ended December 31, 2021 and 2020 was $88,364 and $99,530, respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company in 2021 and 2020 is computed based on the Black-Scholes option pricing model with the following weighted-average assumption:

Average risk-free rate	0.33-0.73%
Expected volatility	40%
Expected life	6years
Dividend yield	-

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 22, 2022 the date these financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those described below.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Parallel Flight Technologies is not live or open to the public at this moment.

INVEST IN PARALLEL FLIGHT TECHNOLOGIES TODAY!

Autonomous Systems to Save Lives, Property, and the Environment

At Parallel Flight Technologies, we design autonomous drones that deliver heavy payloads with precision and speed, with partnerships across the globe and 48+ LOI's signed. *Please...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0.00 Raised

REASONS TO INVEST

- INNOVATIVE TECHNOLOGY: Our NASA, NSF, and USDA-funded technology allows our autonomous aircraft to achieve exponentially longer flight times with a heavy payload vs. existing technology.
- LARGE MARKET POTENTIAL: Backed by over $9 Million of previous investments, our technology addresses several large markets across multiple verticals, totaling over $150 billion, focusing primarily on life-saving applications such as wildfire prevention and blood delivery.*
- STRONG TEAM: Our CEO is a former Tesla Semi-Truck electrical engineering leader, and our leadership team is composed of deep-tech founders with experience developing robotics, drone swarms, machine vision and global operational experience deploying helicopter solutions.

*Market information provided below

Invest Now
$10.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$490.00	$82.36M

THE PITCH

We are pioneering intelligent hover and vertical-lift with sustainable, autonomous UAV solutions to save lives, property and the environment. Our transformative Parallel Hybrid propulsion technology allows drones to carry heavy payloads exponentially longer than current technology, and can be applied across multiple logistics verticals. Our drones achieve 90% carbon footprint reduction and 50%-75% reduction of operating costs vs helicopters for many applications. Please note all aircraft is in the prototype phase and not yet currently available on the market.

Success since our last raise:

- Issued a patent and unveiled our production Parallel Hybrid Electric Multirotor (PHEM) power module
- Completed over 420 hrs of progressive Power Module testing
- Released our Firefly product sample 1 and began HIL (hardware in the loop) and mission relevant testing
- Continued our active USDA Phase 2 and successfully integrated Drone Amplified's IGNIS 4K Max to deliver an autonomous aerial controlled burn solution with 10x the acreage burn capabilities



- Expanded into Europe and Canada, with more planned international expansion on the horizon
- Added to our list of expert advisors from various industries, and have an incoming rotary wing executive
- Our ongoing test program is flying our drones fully autonomously
- Developed and released preliminary platform specs of our scaled up platform, Superfly, with the target of carrying 500lbs
- Signed an MOU with with US Air Force for an emergency blood delivery by UAV pilot program, highlighting PFT's key differentiators

*Aircraft is in prototype phase, Firefly is not currently available on the market.

Leadership



Joshua Resnick
CEO/CTO
Led the system architecture and electrical engineering for the Tesla Semi Truck



Bobby Hulter
Director of Software + Controls
A broad background spanning physics and machine vision



David Adams
Director of Operations
Worked in semiconductor fabrication and drone swarm research with the NAVY

Our Drones Deliver Heavy Payloads with Precision and Speed

Our transformative Parallel Hybrid propulsion technology allows drones to carry heavy payloads exponentially longer than current technology, and can be applied across multiple global logistics verticals, including real-time and complex healthcare logistics, tactical support for firefighters and first responders, industrial logistics, military, and other mission-critical applications. With 48+ signed LOI's (Letters of Intent) and multiple key alliances with global partners, we are focused on testing and commercialization of our technology. Please note our LOIs take into account multiple potential revenue streams of aircraft sales, aircraft leases, and aircraft maintenance which add to potential recurring revenue.*

**Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.*



Applicable across multiple global logistics verticals, including :
Real-time and complex healthcare logistics
Tactical support for firefighters and first responders
Industrial logistics, and other mission-critical applications

*Aircraft is in prototype phase, Firefly is not currently available on the market.

THE PROBLEM & OUR SOLUTION

Addressing the Key Limitations of Autonomous Drones



Existing autonomous aircraft solutions are
Held back by key limitations

Vertical lift operations are extremely high risk, expensive and require multiple personnel to complete industrial missions. Autonomous aircraft provide promising solutions, but are held back by key limitations: electric drones can only fly for <15 minutes when carrying a heavy payload, gas-powered are able to fly longer but are not designed for heavy payloads, autonomous helicopters have high operating costs and low asset utilization and forward flight tech does not have continuous hover capability.



Dramatically outperform existing solutions by
Incorporating AI, machine learning, and software-enabled capabilities

*Aircraft is in prototype phase, Firefly is not currently available on the market.

Our flagship aircraft, Firefly, is designed to carry and hover with 100 lbs of payload for up to 100 minutes. Our technology stack includes our proprietary Parallel Hybrid Drive, advanced simulation, and software-enabled capabilities to dramatically outperform existing solutions in terms of safety and flight-time with a heavy payload. This aircraft has the functionality to be programmed from a ground station or be remote-controlled by a pilot, and then autonomously perform the mission.


Meet Firefly
Designed to carry and hover with 100 lbs of payload for almost 100 minutes

*Aircraft is in prototype phase, Firefly is not currently available on the market.

We have also begun initial design for a scaled up platform, named Superfly, which will be capable of carrying up to 500 lbs.


Introducing Superfly
A scaled up platform capable of carrying up to 500 lbs

*Aircraft is in prototype phase, Firefly is not currently available on the market.

As an OEM (Original Equipment Manufacturer), we are planning for recurring revenue streams by selling drone services, full-stack aircraft solutions, maintenance plans, operator training, customized propulsion systems, custom AI powered software solutions, and engineering services. Our initial customers are federal, state, and municipal agencies tasked with wildland firefighting, private contractors that provide wildfire services, defense, healthcare and industrial logistics, and customers from other industrial verticals.

We will also provide drone service operations for customers who are buying Drone as a Service (DaaS) contracts. Aircraft purchased outright will have a service plan associated with the aircraft. Both the aircraft sales (with service contract) and contract models are planned sources of recurring revenue for Parallel Flight.


Introducing Firefly
FIREFLY
Watch later
Share
Watch on YouTube

*Aircraft is in prototype phase, Firefly is not currently available on the market.

THE MARKET & OUR TRACTION

Global Market Penetration Across Multiple Verticals


$150B+
Total Addressable Markets

Our technology addresses large markets across multiple verticals, totaling over $150 billion. These market segments include:

- Wildfire + Land Management $23B
- Powerline, Utility, + Infrastructure $34B (source)
- Medical + Disaster Logistics $6B (source, source)
- Wind Turbines $36B (source)
- Precision Agriculture $5B (source)
- Remote Logistics $5B (source)
- Offshore $23B (source)
- Defense $26B (source, source)

We are pleased to say that PFT's solutions contribute to multiple Sustainable Development Goals set forth by the United Nations.

Tackling Wildfire



*Aircraft is in prototype phase, Firefly is not currently available on the market.

Wildfires are an urgent public safety crisis that has been exacerbated by environmental problems. In 2021, they emitted the equivalent of 6450 megatons of CO_2, roughly 13% of global greenhouse emissions (source). In addition, every year, thousands become victims of wildfires and there is a constant search for new technology that will assist in combating these fires.



*PFT test drone carrying the IGNIS 4K prescribed burn payload for testing.
Aircraft is in prototype phase, Firefly is not currently available on the market.

Our UAS will provide enhanced proactive prescribed burn capabilities for fire prevention, as well as crucial staging and tactical resupply of hoses, tools, fuel, food, water, etc. for firefighting personnel on the front lines battling wildfires. The aircraft will also be able directly drop water and retardants on or around spot fires when manned aircraft are grounded due to heavy smoke or during the night. Autonomous capabilities allow our UAS to perform the “dark and dangerous” missions that include low and slow flying operations, night operations, and low visibility operations through smoke or fog that put pilots and personnel of manned aircraft at highest risk. Our goal is to provide the wildfire community with additional aerial support capabilities so that fire bosses can keep their aircrews safe.



Aircraft is in prototype phase, Firefly is not currently available on the market. We have signed 48+ LOIs in initial interest for our technology and we have valued their potential revenue at over $600 million. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Please refer to our Forward-Looking Information Legend at the bottom of this page and refer to the risk factors in our offering materials.

Blood Delivery by UAV

In the event that our warfighters are injured in the battlefield, there is a need to rapidly deploy medical support, including the pre-positioning and delivery of blood and other critical supplies to wounded personnel in the field. At present, these delivery logistics are severely limited, with ~55% of delays due to failed/canceled airdrops, severe weather, hostile action, or extreme risk. This results in an 80% blood wastage rate caused by just-in-case inventory.

A UAV such as Firefly, with increased flight range, lift, agility and small footprint, would increase the success of the mission within the coveted “Golden Hour” with reduced cost and lower risk to human life. The use of a heavy-lift drone would reduce pre-positioned blood inventory by ~75%, offer a ~15-20 minute reduction in turnaround time, and provide a reduction in operating cost up to 33x.



$600M
Value of signed LOIs
Received grants from
NASA
NSF
USDA

*Aircraft is in prototype phase, Firefly is not currently available on the market. We have signed 48+ LOIs in initial interest for our technology and we have valued their potential revenue at over $600 million. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Please refer to our Forward-Looking Information Legend at the bottom of this page and refer to the risk factors in our offering materials.

Parallel Flight has received grants from government entities such as NASA, NSF, and the USDA. We continued to see progressive traction from senior level decision makers across mega/large cap, mid-sized businesses and governments.

We have signed 48+ LOIs in initial interest for our technology and we have valued their potential revenue at over $600 million. Please note our LOIs take into account multiple potential revenue streams of aircraft sales, leases, and maintenance which add to potential recurring revenue over a three-year time period. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Please refer to our Forward-Looking Information Legend at the bottom of this page and refer to the risk factors in our offering materials. The Company currently estimates its visible commercial opportunities to be approximately $2BN and aims to capture a portion of this market. Additionally, we are engaged with strategic industry partners across multiple verticals, including Drone Amplified, Allied Disaster Defense, Colorado Center of Excellence, Island Conservation Group, and Grayback Forestry. As for the future, we are incorporating subsidiaries, globally.



Canada
Europe
United States
India
MEA
APAC

Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.

WHY INVEST

The future of heavy lift



Join us on our mission to save lives, property, and the environment

*Aircraft is in prototype phase, Firefly is not currently available on the market.

We are striving to build a company that will reflect our values for years to come by applying our technology to use-cases for public good . Whether it is making firefighting safer and more effective, delivering supplies after a natural disaster, performing search and rescue, or assisting our warfighters by delivering critical medical supplies to remote locations, our technology will be used to save lives in dangerous situations.

With the support of our family of 5000+ investors, we've been able to make significant strides and achieve huge milestones, but in the spirit of always pushing forward, we have so much more to accomplish! We hope you will join us (or rejoin us, for those who have been on this ride since the beginning) on this exciting journey to save lives, property, and the environment!

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUND...
450 McQuaide Drive La Selva Beach , CA 95076	**$82.36M**	**$8M**

At Parallel Flight Technologies, we design autonomous drones that deliver heavy payloads with precision and speed, with partnerships across the globe and 48+ LOI's signed. *Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.

TEAM



Joshua Resnick
CEO and CTO

Joshua brings a passion for groundbreaking technology and years of hybrid and electric powertrain expertise to Parallel. Prior to Parallel, he led system architecture and electrical engineering for the Tesla Semi Truck program. Before moving to California, he led state-funded research for the State of Alaska developing hybrid electric commercial fishing boats. When he is not designing the future, Joshua enjoys flying RC helicopters and hiking with his family



David Adams
Director of Operations and Treasurer of the Board

David began his career aboard nuclear submarines and is an engineer qualified officer. Following this, he supported Naval research into drone swarms. After leaving the Navy, David focused his career on robotic systems integration and design. He has worked in both the semiconductor fabrication field and in surgical robotics. When he is not designing heavy lift drones, David enjoys snowboarding and camping with family and friends.



Bobby Hulter
Director of Software and Controls and Secretary

Bobby has a broad background spanning physics as well as several engineering disciplines. His main focus has been on machine vision and software. He has applied these skills to industrial robotics systems for solar cell manufacturing. Bobby's primary job is engineering solar manufacturing robotics, he currently devotes 20 hrs per week at Parallel. He will be full time when we have raised sufficient funds. When he is not writing code for heavy lift drones, he enjoys camping with his family.



Mark Bathrick
Adviser

Mark is a retired senior executive who developed and directed the U.S. Department of the Interior's award-winning "Drones for Good" program. He recently retired as the Director of the Office of Aviation Services for the Dept. of the Interior. He is a recipient of the 2017 Commercial Drone Alliance Industry Heroes Award and was listed in 2018 by Commercial UAV News as a Top 7 Drone Visionaries. Mark is also a Top Gun graduate and former test pilot for the Navy with 30+ years of UAS testing, acquisition, management, and operations experience.



Chris Krajewski
Adviser

Krajewski's career spans over 35 years in the aviation and energy markets, including 24 years at CHC Helicopters, one of the largest helicopter operators worldwide. Chris has held senior leadership positions in the operations and commercial departments for CHC Helicopters and Heliconia Group, directing business units in Brazil, Europe, Africa, the Middle East, Australia and Asia-Pacific. Additionally, he has led global business development initiatives with a focus on pursuit of diversification into new markets. Most recently, he founded Vertical Solutions, an aerospace consulting and advisory firm.



Ret. Chief Scott Watson
Adviser

Scott devoted close to 40 years in the fire service, starting with the US Forest Service and retiring from CAL FIRE as a Battalion Chief. As an aerial firefighter, he has over twenty years in tactical helicopter operations.



Dorian West
Technical Adviser

Dorian brings 25 years of engineering experience developing complex electromechanical systems. He was an early employee at Tesla and held leadership roles for 15 years, spanning battery engineering, powertrain system development, and vehicle prototyping. He has a passion for sustainability, and he recently launched his own startup focused on decarbonizing the industrial sector.



Al Schoepp
Technical Adviser

Al Schoepp has over 35 years of experience in product and technology development, previously holding lead engineering roles in the semiconductor industry. He recently retired from his Senior Technical Director role at LAM Research after spending 29 years at the company focusing on new product development and semiconductor equipment development.



Kasey Krape
Parallel Flight Fellow

Kasey brings experience from Tesla as a Senior Manager of Global Inside Sales, Global Customer Experience, and senior staff manager for Strategy and Business Development for the Tesla Semi Truck program. She currently is a Sr. PM for Retail Operations and Global Product Launch at Apple.



Mike DelPrete
Parallel Flight Fellow

Mike is an experienced entrepreneur having founded and successfully sold Agora Studios. Following this he led strategy and then became Head of Ventures for Trade Me. Today he is an advisor to tech companies worldwide.



Shannon Knudsen
Director of Strategic Projects

Shan has over 14 years of experience helping small businesses, non-profits, and universities procure and manage funding from myriad sources, including a proven track record winning SBIR/STTR funding, including 4 SBIR's for Parallel Flight.



Paul Kele
Sr. Mechanical Engineer

Paul has nearly 20 years of mechanical and product engineering experience with a wide background in thermoplastics and injection molding. He is a graduate of San Jose State University and has a broad understanding of fabrication and design for manufacturing.



Gregory Bringedahl
UAV Prototype Lead Technician

Greg is an aviation maintenance professional with over 10 years of experience, which he gained in the field from the US Air Force and as a civilian DOD contractor. He has an extensive background in manned aircraft maintenance and over 2,500 hours of drone flight experience.



Seth McGann
Sr. Test Engineer

Seth enjoys working on electronics prototyping, embedded systems, data acquisition and analysis. He is also a very experienced coder with deep firmware experience. {Needs revisioning}



Luis Barragan
Electrical Engineer

Luis is a recent graduate of the University of California, Santa Cruz, with a Bachelors in Electrical Engineering. At UCSC, Luis was part of the university's first FSAE program and CubeSat program.



Maxwell Kauker
Mechanical Engineer

Max is a graduate of Embry-Riddle Aeronautical University, holding a degree in Mechanical Engineering with a concentration in propulsion. He was a member of the university's rocketry club and previously interned at PFT.



Noah Perez
Aerospace Engineer

Bio: Noah is a recent graduate of San Jose State university with a bachelors degree in aerospace engineering. During his studies, he focused on projects concerning control systems, rocketry, and formula SAE.



Sarah Abdi
Head of Marketing

Sarah has a passion for revolutionary technology. Experience across multiple marketing disciplines in the Aerospace sector and a keen awareness for market needs, she leverages her background in strategic communications to showcase products and technology in the right light.



Sara Lunsford
Business Project Manager

Sara has an extensive background in business operations and bookkeeping, with over 15 years of experience in project management roles. She supports accounting, human resources and business development projects for PFT.

TERMS

Parallel Flight Technologies

Overview

PRICE PER SHARE
$10

VALUATION
$82.36M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$490.00

OFFERING TYPE
Equity

MAX INVESTMENT
$3,700,810.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
1,000

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
370,081

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**Parallel Flight Technologies, Inc.**
Corporate Address :	**450 McQuaide Drive, La Selva Beach , CA 95076**
Offering Minimum :	**$10,000.00**
Offering Maximum :	**$3,700,810.00**
Minimum Investment Amount (per investor) :	**$490.00**

Terms

Offering Type :	**Equity**
Security Name :	**Class B Common Stock**
Minimum Number of Shares Offered :	**1,000**
Maximum Number of Shares Offered :	**370,081**
Price per Share :	**$10.00**

Pre-Money Valuation : $82,358,840.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses

Loyalty Bonus | 125% Bonus Shares

As you have previously invested in Parallel Flight Technologies 2022 Reg CF Campaign, you are eligible for additional bonus shares.

Time-Based Perks

Extreme Early Bird

Invest within the first 72 hours and 30% Bonus Shares.

Super Early Bird Bonus

Invest within the first 7 days and receive 25% Bonus Shares.

Very Early Bird Bonus

Invest within the first 30 days and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first 45 days and receive 15% Bonus Shares.

Amount-Based Perks

Gold Tier | $2,000+

Invest $2,000+ and receive 15% Bonus Shares.

Titanium Tier | $5,000+

Invest $5,000 and receive 20% Bonus Shares.

Pure Consciousness Tier | $10,000+

Invest $10,000 and receive 25% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Parallel Flight Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10.00 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

PRESS

SiliconValley.com

Heavy-duty drones take flight to combat California wildfires

View Article

sUAS News

Former Tesla Director of Engineering and Former LAM Research Technical Director Join Parallel Flight Technologies' Advisory Board

View Article

Santa Cruz Tech Beat

Are Parallel Flight Technologies' drones being used to start fires?

View Article



MONTEREY BAY
DART
DRONE &
ROBOTICS
SYMPOSIUM

Monterey Bay Drones Automation & Robotics Technology

2019 Monterey Bay DART Symposium Highlights Reel

View Article

The Weather Channel

Inventing a Better Way to Fight Fires

View Article

Show More Press

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

startengine

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Joshua Resnick:

In 2017, there were a number of really bad forest fires. There was a fire close to our home in the Mountains of Santa Cruz. We were evacuating our family. Smoke is everywhere. Ashes falling. I'm packing up my children to leave. After that fire, I reached out to experts in the field and I learned the future of firefighting is unmanned systems.

Joshua Resnick:

Parallel Flight Technologies is a company built with the mission to use unmanned systems to save lives, property, and the environment. The technology that we've developed enables unmanned systems to fly longer and carry more payload than any other technology currently available. Our system combines the responsiveness of the electric motors of a drone with the power and duration of a combustion engine. And the result is a drone that can fly almost 10 times longer than an electric drone. So it's really totally new for the industry, heavy pay load and long duration combined into a single system. What we've come up with is really a general solution that can be used for a lot of different industries. We're starting with fire because it's a very, very critical need.

Sevan Gerard:

Aerial firefighting has been shown to be a very effective way of making forward progress. However, air operations are difficult to conduct, dangerous to conduct.

Joshua Resnick:

Manned systems can only fly during daylight hours in clear conditions. They can't fly at night. They can't fly when there's smoking conversions. So we'll be able to fill in those gaps.

Sevan Gerard:

A lot of these fires take place in remote areas. We use gel to protect structures. There's only so much of it that we can carry with us. That would be a perfect example of how this unmanned aerial system would be able to bring large amounts of additional gel, maintain the supply of equipment, bring water to the fire, increase safety for the personnel. It changes our ability to fight the fire 24 hours a day.

Joshua Resnick:

My background is in powertrain systems. I developed the electrical architecture for the Tesla Semi truck.

Kasey Krape:

Joshua and I worked together at Tesla and I saw him do a lot of things at Tesla that were impossible and he made them possible. So I thought if there's anyone who can really introduce something new to the industry, it's definitely him.

Joshua Resnick:

My other co-founders bring robotics experience, machine vision, and control systems to the table. The value proposition for Parallel Flight is beyond just the fire application. There's agricultural applications, ship to shore, remote logistics, bringing things to remote villages up in Alaska or other places like that. It opens up a whole new world of possibilities for unmanned systems.

Sevan Gerard:

I immediately realized that this was a game changer. The response from my field is incredibly positive. It's really an imperative that we find new solutions. And I really strongly believe that this drone is one of those solutions.

Joshua Resnick:

The mission is exciting. The technology is also exciting. At the end of the day, it's not just about making some cool technology. We know that it's going to have a big impact in people's lives.

MEET FIREFLY

massive payload

extensive flight duration is now possible

meet firefly

the radical new unmanned aerial system from parallel flight technologies

firefly can carry 100 pounds of payload for over two hours, 10 times longer than any existing solution

firefly is the solution for industrial unmanned systems applications

transport vital equipment to firefighters in the field

deliver critical medical supplies to remote locations and transform industrial logistics by making operations safer And more efficient

firefly's new Patent-pending technology Combines electric motors and internal combustion engines

working together in hybrid harmony

it's fully redundant with a fail-safe system developed in partnership with nasa

substantially increasing operational safety and reliability

the hybrid power module design enables zero operational downtime and the advanced ground control system provides seamless operation beyond the line of sight

parallel flight's team of engineers is relentlessly innovating firefly from

platform to operating profiles pushing the

boundaries of parallel hybrid technology

fly longer lift heavier

go further firefly

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 07/24/2020
FILED 04:50 PM 07/24/2020
SR 20206406102 - File Number 7050611

PARALLEL FLIGHT TECHNOLOGIES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Parallel Flight Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is Parallel Flight Technologies, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 10, 2018.

B. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Second Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Parallel Flight Technologies, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by Joshua Resnick, duly authorized officer of the Corporation, on July 24, 2020.

Joshua Resnick

Joshua Resnick, CEO

EXHIBIT A

PARALLEL FLIGHT TECHNOLOGIES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Parallel Flight Technologies, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the corporation's registered office in the State of Delaware is 16192 Coastal Hwy. Lewes, DE 19958, County of Sussex. The name of the registered agent of the corporation at that address is Harvard Business Services, Inc.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("General Corporation Law").

ARTICLE IV: SOLE INCORPORATOR

The name and mailing address of the sole incorporator is:

Joshua Resnick
1120 Sylvia Way
Ben Lomond, CA 95005

ARTICLE V: AUTHORIZED STOCK

The total number of shares of stock which the corporation shall have authority to issue is Eleven Million (11,000,000) shares of common stock, consisting of: (i) Eight Million (8,000,000) shares of voting common stock, par value $0.00001 per share, designated as "Class A Common Stock", and (ii) Three Million (3,000,000) shares of non-voting common stock, par value $0.00001 per share, designated as "Class B Common Stock". Except as may be provided in this Restated Certificate of Incorporation or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock, or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Common Stock shall have no voting rights. The Class B Common Stock shall be automatically converted into Class A Common Stock, on a one-for-one basis, upon the approval of the Board of Directors.

1. Total Authorized.

The total number of shares of all classes of capital stock that the corporation has authority to issue is Eleven Million (11,000,000) shares, consisting of: Eight Million (8,000,000) shares of Class A Common Stock, $0.00001 par value per share ("Class A Common Stock") and Three Million (3,000,000) shares of Class B Common Stock, $0.00001 par value per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Rights of Class A Common Stock and Class B Common Stock.

2.1 Equal Status. Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

2.2 Voting Rights. Except as otherwise expressly provided by this Restated Certificate of Incorporation or as provided by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Restated Certificate of Incorporation) of the stockholders of the corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to no votes per share of Class B Common Stock.

2.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.4 Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders.

2.6 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class.

2.8 Conversion of Class B Common Stock.

(a) Voluntary Conversion. Class B Common Stock may not be converted at the option of the holder.

(b) Automatic Conversion. All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, as approved by the Company's Board of Directors (a "Conversion Event"). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof.

(c) The corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation), the stock ledger of the corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

2.9 Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

ARTICLE VI: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VII: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. Director Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

2. Board Vacancies. Any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall (unless (a) the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders or (b) otherwise required by applicable law) be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been elected expires or until such director's successor shall have been duly elected and qualified.

3. Vote by Ballot. Election of directors need not be by written ballot.

ARTICLE VIII: DIRECTOR LIABILITY; INDEMNIFICATION

1. Limitation of Liability. To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. Indemnification. The corporation shall indemnify to the fullest extent permitted by law

any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

3. Change in Rights. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this ARTICLE VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX: CHOICE OF FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, and except for claims arising under federal securities laws, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Restated Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Restated Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE IX.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Dear Investor,

I want to start by wishing you a Happy New Year and sincerely thanking you for being on this journey with us to pioneer autonomous heavy-lift drone technology to save lives, property and the environment. Whether you've been here since the beginning or are a new supporter, as of our last Reg CF offering, the success we've been able to accomplish to date would not be possible without you!

Our engineering team has been working diligently to fine tune our Firefly product and have iterated on our core technology to further improve our Hybrid Propulsion module. Our business development team has been focused on key commercial partnerships and laying critical groundwork for the expansion of our operations, globally. All to say, it's been all hands on deck and extremely busy at our headquarters. Overall, we've made substantial advances in our aircraft electronics, software, propulsion technology and have made significant IP advances, including an issued patent. We're logging dozens of flight hours developing our flight capabilities with long distance and fully autonomous mission demonstrations. All of these milestones make our team very excited about the progress made thus far and we are truly even more thrilled about the future progress to come.

With good news comes a new opportunity, and I am proud to announce that we will be launching a new RegCF offering this week.

You'll notice that our last raise was valued at ~$175M, which at the time of the previous raise was on the lower end of market comparables. Since that time, it is no secret that the overall macroeconomic environment in public markets has drastically shifted and early-stage companies are taking a roughly 50% cut in valuation. In order to align with these pressures and reremain attractive to institutional investors, we have adjusted our valuation to ~$82M for this round.

We realize that this may be concerning to some of those investors who recently invested at the higher valuation, but I want to assure you that we continue to have a positive outlook on the future success of our company. This adjustment in no way negates our achievements, vision for success and our enthusiasm for what is to come for Parallel Flight.

As I've said before, our investor family is extremely special to us, so we want to do right by the investors who continue to support and believe in our mission. In order to eliminate the impact of the valuation drop, which happened right as we closed the previous round we will be offering a 125% Loyalty Bonus, exclusively to our 2022 RegCF investors. This mechanism allows our investors to dollar cost average to the current valuation.

This effectively means that if you choose to reinvest in our 2023 round, you will receive 125% bonus shares. By taking advantage of this bonus, investors have an opportunity to recalibrate to PFTs current valuation. Here is an example:


Dollar Cost Averaging Example for illustration purposes only; actuals may vary
Round 1
Share Price: ~$22.5
Investment - $2250
Shares - 100
Round 2
Share Price: ~$10
Investment - $1000
100 + 125 Bonus Shares = 225 Shares
Total Investment - 3250
Total shares – 325
Average Share Price - $10

We know that public market trends are down from pandemic highs and many are facing inflationary pressures. This is our way of providing an opportunity to negate the impact that our investors may feel in this scenario. **We want to do our part, the best we can, to let each of our investors know how special you are, and thank you for supporting our journey.**

Should you choose to reinvest, we've taken care of all the work and there is no additional action on your part, your 125% bonus shares will be automatically granted at the end of the round. This bonus program is live for the entirety of the round, and it does stack with any time-based, amount-based, and Start Engine Owner's perks.

If you have specific questions regarding this round or simply want to connect, we will be hosting a webinar, exclusive to our previous RegCF investors, on Friday, January 3rd @ 11:00am PT. You can register here.

On behalf of the entire team at Parallel Flight, we hope you'll continue to support us in bringing to market autonomous heavy-lift drone systems to save lives, property and the environment.

As always, if you have any questions for myself or my team, please don't hesitate to reach out.

Sincerely,

Joshua Resnick

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.